April 2013 Pricing Sheet dated April 30, 2013 relating to Preliminary Pricing Supplement No. 758 dated April 24, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Market-Linked Notes due August 3, 2018
Based on the Value of the Morgan Stanley ETF-MAP Index (Excess Return)
PRICING TERMS – APRIL 30, 2013
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$3,756,730
Pricing date:	April 30, 2013
Original issue date:	May 3, 2013 (3 business days after the pricing date)
Maturity date:	August 3, 2018
Interest:	None
Underlying index:	Morgan Stanley ETF-MAP Index (Excess Return)
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, if any. In no event will the payment at maturity be less than $10 per note.
Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	1,015.62, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	July 31, 2018, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61762E190
ISIN:	US61762E1901
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per note	$10.00	$0.35	$9.65
Total	$3,756,730	$131,485.55	$3,625,244.45
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 758 dated April 24, 2013
Product Supplement for Equity-Linked Notes dated August 17, 2012                 Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.